1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL

adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

June 20, 2017

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
Files Nos. 333-164077, 811-22375

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 46 (“PEA 46”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 48 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on January 31, 2017. PEA 46 was filed to register the PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF, PIMCO RAFI Dynamic Multi-Factor International Equity ETF and PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 46.

Prospectus

Comment 1:  For the PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF, provide the final version of footnote 1 in your response letter.

Response:  Comment accepted. The Registrant included the following disclosure as footnote 1 in the final version: “‘Other Expenses’ reflect estimated organizational expenses for the Fund’s first fiscal year.”

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Comment 2:  If a Fund has modified its fee table to reflect contractual fee waivers and/or expense reimbursement arrangements, confirm that these arrangements are contractually in place for at least one year following the effective date of the registration statement and that such contracts will be filed as exhibits to the registration statement. In addition, the fee table footnotes disclose that the adviser may recoup certain waivers and reimbursements in future periods not exceeding three years. Please revise the footnotes to note that the three year period is measured from the specific time the fees were waived/reimbursed. Also, confirm that only the Board of Trustees for the Fund, and not the adviser, may terminate the contractual arrangement during the one-year period following the date of the Fund’s registration statement, and revise the footnote accordingly.

Response: The Registrant confirms that (i) the Funds’ fee waiver and/or expense reimbursement agreement is contractually in place for at least one year following the effective date of the Funds’ registration statement, (ii) such contract(s) have been filed as an exhibit to the Funds’ registration statement, (iii) PIMCO may not recoup waived/reimbursed expenses after three years following the waiver or reimbursement and (iv) the adviser may not unilaterally terminate the fee waiver and/or expense reimbursement agreement reflected in the Funds’ fee tables during the one-year period following the date of the Funds’ registration statement.

In consideration of the Staff’s comment, the Registrant has incorporated additional disclosure related to the Expense Limitation Agreement in the statutory prospectus. Accordingly, the Management of the Funds—Management Fees section of the prospectus was revised to include the following disclosure:

PIMCO has contractually agreed, until October 31, 2018, to waive its management fee, or reimburse each Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets. The Expense Limitation Agreement renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term. In any month in which the investment management agreement is in effect, PIMCO is entitled to reimbursement by each Fund of any portion of the management fee reduced as set forth above (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses and pro rata Trustees’ fees exceed, for such month, 0.0049% of average net assets; 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

(new language emphasized)

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In light of the more detailed disclosure regarding these arrangements included in the Funds’ statutory prospectus, the Registrant respectfully declines to revise the fee table footnotes in response to this comment.

Comment 3:  With respect to PIMCO’s ability to recoup certain waived fees or reimbursed expenses in future periods, not exceeding three years, confirm that such recoupment will not cause the Fund’s total expenses to exceed the annual expense limit that (1) was in place at the time the amount being recouped was originally waived and (2) is currently in place.

Response:  Confirmed.

Comment 4:  With respect to each Fund, please revise the disclosure in its principal investment strategies to expressly describe the meaning of “quality” as such term is used to identify one of four “factor portfolios.”

Response: Comment accepted. The principal investment strategies for each Fund have been revised accordingly.

Comment 5:  Please send the Staff the “white paper” for each Fund’s Underlying Index. In addition, revise each Fund’s principal investment strategies to more fully describe the respective Underlying Index methodology, including component selection criteria, index weighting methodology, the identity of the index provider, a range of the number of index components, how often it is rebalanced and the rebalancing methodology.

Response:  Comment accepted. The “white paper” was emailed to Ms. Dubey on May 1, 2017, and is also publicly available on the Index Provider’s website. The principal investment strategies for each Fund have been revised consistent with the Staff’s comment.

Comment 6:  Explain what it means for the Underlying Index to “tilt” toward factor portfolios which are particularly attractive, the basis upon which the decision to “tilt” is made and who makes that decision. Consider changing the term “tilt” to “overweight” or “underweight,” which the Staff believes is more consistent with an indexing strategy.

Response:  Comment accepted. The Registrant has revised the principal investment strategies of each Fund to delete the term “tilt” and to discuss the process of, and limitations on, allocation to the relevant factors.

Comment 7:  The principal investment strategies for each Fund disclose that “[t]he Underlying Index starts with a 25% allocation to each factor portfolio and uses recent and historical metrics to tilt toward factor portfolios which are particularly attractive on a forward looking basis.” The

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Staff believes that the Underlying Index’s exposure should only vary upon a rebalancing of the index. In addition, the Staff notes that the prospectus states the Funds may experience high portfolio turnover and may be exposed to “Model Risk,” which states the “Sub-Adviser may utilize quantitative models.” In light of these disclosures, explain how the Funds qualify as index funds, as opposed to actively-managed funds. Revise each Fund’s principal investment strategies and principal risks to better reflect the Fund’s indexing strategy, as opposed to an active management strategy.

Response:  Comment accepted. The Registrant confirms that each Fund employs an indexing strategy for achieving its investment objective and does not utilize an active management strategy in seeking to achieve its investment objective. In consideration of the Staff’s comment, the Registrant has revised the principal investment strategies for each Fund to further describe each Fund’s underlying index and indexing strategy, including the allocation and rebalancing mechanism and timing. The disclosure in the registration statement makes clear that the strategy of each Fund is to track its Underlying Index. In addition, the Registrant has revised the “Model Risk” disclosure in the principal risks for each Fund, as well as additional disclosure regarding model risk elsewhere in the statutory prospectus, as follows:

Fund Summary—Principal Risks

Model Risk: the risk that the ~~Fund’s~~ investment models used in constructing the Underlying Index ~~making investment allocation decisions~~ may not adequately take into account certain factors and may result in a decline in the value of ~~an investment in~~ the Underlying Index and, therefore, the Fund ~~Fund~~

Description of Principal Risks

Model Risk (excerpt)

In constructing the Underlying Index of a Fund, the index provider ~~making investment allocation decisions, the Sub-Adviser~~ may utilize quantitative models that may be proprietary or developed by third-parties. These models are used ~~by the Sub-Adviser~~ to help determine the composition of each Underlying Index and ~~Fund’s investment allocation decisions. The Fund’s investment models used in making investment allocation decisions~~ may not adequately take into account certain factors, resulting ~~and may result~~ in a decline in the value of the Underlying Index and, therefore, the Fund ~~your investment~~.

(new language emphasized; deletions are stricken)

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Comment 8:  In the Description of Principal Risks—Model Risk section, remove disclosure stating that the “Sub-Adviser may utilize quantitative models.” For an index fund, the Staff believes such disclosure is more appropriately contained within the “white paper” for the index that the fund tracks.

Response:  Comment accepted. The Description of Principal Risks—Model Risk section has been revised, in relevant part, as follows:

Model Risk (excerpt)

In constructing the Underlying Index of a Fund, the index provider ~~making investment allocation decisions, the Sub-Adviser~~ may utilize quantitative models that may be proprietary or developed by third-parties. These models are used ~~by the Sub-Adviser~~ to help determine the composition of each Underlying Index and ~~Fund’s investment allocation decisions. The Fund’s investment models used in making investment allocation decisions~~ may not adequately take into account certain factors, resulting ~~and may result~~ in a decline in the value of the Underlying Index and, therefore, the Fund ~~your investment~~.

(new language emphasized; deletions are stricken)

Comment 9:  For each Fund, the principal investment strategies discloses that “[e]ach factor portfolio is constructed separately and aggregated into one headline index.” Revise this disclosure to define what “aggregated into one headline index” means in this context.

Response:  Comment accepted. The above-referenced sentence has been deleted from each Fund’s principal investment strategies.

Comment 10:  For each Fund, the principal investment strategies discloses that “[b]y reducing exposure to expensive factors and increasing exposure to cheap factors, the Underlying Index seeks to benefit from long-term mean reversion in factor valuations.” Revise this disclosure to define what “expensive factors” and “cheap factors” mean in this context. In addition, revise this disclosure to provide a plain English description of what “long-term mean reversion in factor valuation” means in this context.

Response:  Comment accepted. The above-referenced disclosures have been deleted from each Fund’s principal investment strategies.

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Comment 11:  In accordance with Item 4(a) of Form N-1A, if a Fund’s Underlying Index concentrates in an industry, revise the Fund’s principal investment strategies to identify the industry of concentration and incorporate industry-specific principal risk disclosure. Also, add concentration policy risk disclosure that notes the Fund will concentrate in an industry to the extent the Underlying Index concentrates in that industry.

Response:  The Investment Restrictions—Non-Fundamental Investment Restrictions section of the SAI provides that a “Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the securities of such particular industry or group of industries.” As of May 31, 2017, each respective Underlying Index for the Funds was not concentrated in a particular industry or group of industries. Since Item 4(a) of Form N-1A only requires that a fund disclose a policy to concentrate in securities of issuers in a particular industry or group of industries, the Funds have not included any disclosure related to a concentration policy in the prospectus. To the extent that an Underlying Index begins to concentrate in an industry or group of industries, the Registrant will consider appropriate disclosure updates to the respective Fund’s principal investment strategies and principal risks.

Comment 12:  Each Fund includes reference to a specific geographic region in its name (e.g., emerging markets, international, U.S.) in relation to equity investments. Revise each Fund’s principal investment strategies to add an additional 80% investment policy to invest in equity securities issued by issuers economically tied to the specific geographic region included in the Fund’s name. For PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF, the Fund should adopt a policy to invest at least 80% of its assets in equity securities issued by issuers economically tied to emerging markets. For PIMCO RAFI Dynamic Multi-Factor International Equity ETF, the Fund should adopt a policy to invest at least 80% of its assets in equity securities issued by issuers economically tied to non-U.S. countries (consistent with the Fund’s Underlying Index). For PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF, the Fund should adopt a policy to invest at least 80% of its assets in equity securities issued by issuers economically tied to the U.S. See Rule 35d-1(a)(3)(i).

Response:  The Registrant confirms that each Fund’s respective Underlying Index is composed entirely of securities that are consistent with the types of investments suggested by the corresponding Fund’s name. Therefore, because each Fund has a policy to invest under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of its Underlying Index, we submit that each Fund’s current 80% policy meets the requirements of Rule 35d-1.

Comment 13:  With respect to each Fund that references investments that are “economically tied” to a specific geographic region (e.g., emerging markets, international, U.S.), disclose in the principal investment strategies specific criteria describing how (i) an issuer is determined to be economically tied to the applicable geographic region and (ii) particular countries are included in

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the applicable geographic region. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of “specific criteria” used by the Fund to select investments pursuant to its names rule policy. The Staff also suggests moving the “economically tied” test currently disclosed in the back of the prospectus to the summary section for each Fund, as applicable.

Response:  The Registrant respectfully declines to revise the principal investment strategies to disclose specific criteria describing how (i) an issuer is determined to be economically tied to the applicable geographic region and (ii) particular countries are included in the applicable geographic region. However, the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities section of the statutory prospectus has been revised to provide, in relevant part, a follows:

The PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF and PIMCO RAFI Dynamic Multi-Factor International Equity ETF may invest in securities and instrument that are economically tied to the following foreign (non-U.S.) countries (which may be amended from time to time pursuant to the Index Provider’s Methodology & Standard Treatment (“rulebook”) for the Underlying Indexes): Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and United Kingdom. Securities and instruments of a company are assigned to a country based on the company’s country of primary listing, domicile, and incorporation. If a company’s primary listing is on a stock exchange in the same country as the company is domiciled and incorporated, then the company is assigned to that country. If the country of domicile is different from the country of incorporation and the primary listing is in the country of domicile, then the company is assigned to the country of primary listing and domicile. If the country of primary listing is different from the country of domicile and the country of primary listing is in the country of incorporation, then the company is assigned to the country of primary listing and incorporation. If the country of primary listing, domicile, and incorporation all differ, and for exceptions to these rules, country assignment is based on other factors including domicile of parent company, management location, source of sales, trading volume and reporting currency. ~~foreign (non-U.S.) countries. PIMCO generally considers an instrument to be economically tied to a non-U.S. country if the issuer is a foreign (non-U.S.) government (or any political subdivision, agency, authority or instrumentality of such government), or if the issuer is organized under the laws of a non-U.S. country.~~

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(new language emphasized; deletions are stricken)

Further, the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities—Emerging Market Securities section of the statutory prospectus has been revised to provide, in relevant part, as follows:

The PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF and the PIMCO RAFI Dynamic Multi-Factor International Equity ETF may invest in securities and instruments that are economically tied to the following developing (or “emerging market”) countries (which may be amended from time to time pursuant to the Index Provider’s Methodology & Standard Treatment (“rulebook”) for the Underlying Indexes): Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Philippines, Peru, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and United Arab Emirates. Securities and instruments of a company are assigned to a country based on the company’s country of primary listing, domicile, and incorporation. If a company’s primary listing is on a stock exchange in the same country as the company is domiciled and incorporated, then the company is assigned to that country. If the country of domicile is different from the country of incorporation and the primary listing is in the country of domicile, then the company is assigned to the country of primary listing and domicile. If the country of primary listing is different from the country of domicile and the country of primary listing is in the country of incorporation, then the company is assigned to the country of primary listing and incorporation. If the country of primary listing, domicile, and incorporation all differ, and for exceptions to these rules, country assignment is based on other factors including domicile of parent company, management location, source of sales, trading volume and reporting currency. ~~developing (or “emerging market”) countries~~. The Fund is subject to the limitation on investment in emerging market securities and instruments noted in the Fund Summaries. ~~PIMCO generally considers an instrument to be economically tied to an emerging market country if the security’s “country of exposure” is an emerging market country, as determined by the criteria set forth below. Alternatively, such as when a “country of exposure” is not available or when PIMCO believes the following tests more accurately reflect which country the security is economically tied to, PIMCO may consider an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an~~

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~~emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries. A security’s “country of exposure” is determined by PIMCO using certain factors provided by a third-party analytical service provider. The factors are applied in order such that the first factor to result in the assignment of a country determines the “country of exposure.” The factors, listed in the order in which they are applied, are: (i) if an asset-backed or other collateralized security, the country in which the collateral backing the security is located, (ii) if the security is guaranteed by the government of a country (or any political subdivision, agency, authority or instrumentality of such government), the country of the government or instrumentality providing the guarantee, (iii) the “country of risk” of the issuer, (iv) the “country of risk” of the issuer’s ultimate parent, or (v) the country where the issuer is organized or incorporated under the laws thereof. “Country of risk” is a separate four-part test determined by the following factors, listed in order of importance: (i) management location, (ii) country of primary listing, (iii) sales or revenue attributable to the country, and (iv) reporting currency of the issuer. PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. In making investments in emerging market securities, a Fund emphasizes those countries with relatively low gross national product per capita and with the potential for rapid economic growth. Emerging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe. PIMCO will select the country and currency composition based on its evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, legal and political developments and any other specific factors it believes to be relevant.~~

(new language emphasized; deletions are stricken)

Further, the Characteristics and Risks of Securities and Investment Techniques—Investment Selection section of the statutory prospectus has been revised to include, in relevant part, the following, which sets forth the Funds’ general test for determining whether an issuer is economically tied to a particular geographic region, including the U.S.:

Securities and instruments of a company are assigned to a country based on the company’s country of primary listing, domicile, and incorporation. If a

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company’s primary listing is on a stock exchange in the same country as the company is domiciled and incorporated, then the company is assigned to that country. If the country of domicile is different from the country of incorporation and the primary listing is in the country of domicile, then the company is assigned to the country of primary listing and domicile. If the country of primary listing is different from the country of domicile and the country of primary listing is in the country of incorporation, then the company is assigned to the country of primary listing and incorporation. If the country of primary listing, domicile, and incorporation all differ, and for exceptions to these rules, country assignment is based on other factors including domicile of parent company, management location, source of sales, trading volume and reporting currency. This test is used for assignment of securities and instruments of a company to the United States as well as foreign (non-U.S.) and developing (or “emerging market”) countries.

Rule 35d-1(a)(3)(ii) requires “prospectus” disclosure of the specific criteria used, but does not require “summary prospectus” disclosure. Accordingly, for each of the tests referenced in the Staff comment above, the Registrant respectfully declines to move the factors disclosed in the above-referenced sections of the statutory prospectus to the summary prospectus of the Funds, as applicable.

Comment 14:  The principal investment strategies of each Fund disclose that the Fund may invest in derivative instruments. Confirm whether derivatives are counted for purposes of a Fund’s 80% names rule policy adopted in accordance with Rule 35d-1. If any Fund includes derivatives when calculating compliance with its 80% names rule policy, confirm that the Fund will value such derivatives at market value.

Response: Because the Funds are index funds, each Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the Fund’s underlying index. None of the Funds’ underlying indexes consist of derivative instruments, although each Fund may invest some portion of the remaining 20% of its total assets in derivative instruments in seeking to achieve its investment objective. Accordingly, we hereby confirm that no Fund will invest in derivative instruments in seeking to comply with its 80% policy to invest in component securities of its underlying index.

Comment 15: Confirm whether the Funds will hold securities that are traded outside of a collateralized settlement system (e.g., securities traded in overseas markets). Securities that trade outside of a collateralized settlement system may require a longer time to settle than ETF shares, and ETFs that invest in such instruments often require Authorized Participants to post collateral in case of an Authorized Participant failure to deliver securities. If the Funds will hold such securities, include disclosure, where appropriate, stating that there are a limited number of Authorized Participants willing to post collateral for certain types of trades.

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Response:  Comment accepted. The Registrant has added disclosure in the Description of Principal Risks—Market Trading Risk section in response to the Staff’s comment.

Comment 16:  In the principal risks for each Fund, revise the “Liquidity Risk” disclosure to address how illiquid portfolio holdings may affect the liquidity of the Fund’s shares and the market prices for the Fund’s shares.

Response: Comment accepted. The Registrant has revised the “Liquidity Risk” disclosure in the principal risks for each Fund, as well as additional disclosure regarding liquidity risk elsewhere in the statutory prospectus. The following disclosures were added to the Fund’s prospectus, in relevant part:

Fund Summary—Principal Risks

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. The liquidity of the Fund’s shares may be constrained by the liquidity of the Fund’s portfolio holdings

Description of Principal Risks

Liquidity Risk (excerpt)

Liquidity risk exists when particular investments are difficult to purchase or sell. Illiquid securities are securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities. Illiquid securities may become harder to value, especially in changing markets. A Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price, which could prevent the Fund from taking advantage of other investment opportunities. The liquidity of Fund shares may be constrained by the liquidity of the Fund’s portfolio holdings. Relative declines in liquidity of a Fund’s portfolio holdings may result in Authorized Participants being less willing, or unwilling, to transact in Fund shares in the primary market, which could result in Fund shares trading at a premium or discount to Fund net asset value and/or at greater bid/ask spreads.

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Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. Such issues may be exacerbated during periods of economic uncertainty.

(new language emphasized)

Comment 17:  For each Fund, please add “Passive Investment Risk” to the Fund’s principal risks section.

Response: The Registrant has reviewed each Fund’s principal risks section and has determined not to incorporate a “Passive Investment Risk” at this time. With respect to the above-referenced risk disclosure, the Registrant respectfully refers the Staff to “Model Risk” and “Indexing Risk” currently included in each Fund’s principal risks section, which provide the appropriate risk description for funds that utilize an indexing strategy and do not rely on active management. The following disclosures were added to the Funds’ prospectus (updates based on the Staff’s earlier comments are not emphasized below):

Fund Summary—Principal Risks

Model Risk: the risk that investment models used in constructing the Underlying Index may not adequately take into account certain factors and may result in a decline in the value of the Underlying Index and, therefore, the Fund

Indexing Risk: the risk that the Fund is negatively affected by general declines in the asset classes represented by the Underlying Index

Description of Principal Risks

Model Risk

In constructing the Underlying Indexes, the index provider may utilize quantitative models that may be proprietary or developed by third-parties. These models are used to help determine the composition of each Underlying Index and may not adequately take into account certain factors, resulting in a decline in the value of the Underlying Index and, therefore, the Fund.

Models rely on accurate financial and market data inputs. If inaccurate data is entered into a model, the resulting information will be incorrect. In addition, the models used may be predictive in nature and such models may result in an

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incorrect assessment of future events. The models evaluate securities or securities markets based on certain assumptions concerning the interplay of market factors. The markets or the prices of individual securities may be affected by factors not foreseen in developing the models.

Indexing Risk

Each Fund uses an indexing approach and may be affected by a general decline in market segments or asset classes relating to its underlying index. A Fund invests in securities and instruments included in, or representative of, its underlying index regardless of the investment merits of the underlying index. Additionally, errors in the construction or calculation of a Fund’s underlying index may occur from time to time, and the index provider may not identify or correct such errors for some period of time. Any such underlying index construction or calculation error may adversely impact the Fund.

Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 18:  Disclose the sub-adviser for each Fund in accordance with Item 5 of Form N-1A.

Response:  Comment accepted.

Comment 19:  In the Summary of Other Important Information Regarding Fund Shares—Purchase and Sale of Fund Shares section, complete the missing information regarding the number of shares constituting a Creation Unit.

Response:  Comment accepted.

Comment 20:  Revise the Management of the Funds—Management Fees section to reference the Board of Trustees’ approval of the Funds’ sub-advisory agreement, in addition to the current disclosure regarding a discussion of the basis for the Board’s approval of the Funds’ investment management agreement.

Response:  Comment accepted.

Comment 21:  The prospectus indicates that certain Funds are “jointly managed” by two or more portfolio managers. Please revise this statement to describe the team as “jointly and primarily” responsible for the day-to-day management of the Fund, which more closely tracks the applicable instruction in Form N-1A. Alternatively, if applicable, identify the lead portfolio manager who is primarily responsible for the day-to-day management of the Fund.

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Response:  The Registrant respectfully notes that none of the Funds have two or more portfolio managers. To the extent that a Fund has two or more portfolio managers in the future, the Registrant will consider whether each of the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio within the meaning of instruction 2 to Form N-1A Item 5(b).

Comment 22:  The Management of the Funds—Distribution and Servicing Plan section states that “the Board of Trustees has determined not to authorize payment of a 12b-1 Plan fee at this time.” Accordingly, for each Fund’s fee table “Distribution and/or Service (12b-1) Fees” line item, include “0”, as opposed to “N/A”.

Response: Given that the Board of Trustees has determined not to authorize payment of any 12b-1 Plan fee at this time, and no such fee may be imposed in the future unless specifically approved by the Board of Trustees, the Registrant believes that “N/A” is a more appropriate and informative response than “0”. Accordingly, no changes to the fee table have been made in response to this comment.

Comment 23:  The Management of the Funds—Payments to Broker-Dealers and Other Financial Intermediaries section states, “PIMCO Entities may make payments to Intermediaries that make Fund shares available to their clients or for otherwise promoting the Funds. Such payments, which may be significant to the Intermediary, are not made by a Fund. Rather, such payments are made by PIMCO Entities from their own resources, which may come directly or indirectly in part from management fees paid by the Funds.” Please explain how it is appropriate for PIMCO to make payments to Intermediaries directly from its Fund management fees if such payments are for distribution-related services. See Bearing of Distribution Expenses by Mutual Funds, IC Release No. 11414 (Oct. 28, 1980) [45 Fed. Reg. 73898, 73903 (Nov. 7, 1980)].

Response:  This disclosure is consistent with the SEC position taken in the above-referenced SEC release, which states, in relevant part:

However, under the rule there is no indirect use of fund assets if an adviser makes distribution related payments out of its own resources. In determining whether there is an indirect use of fund assets, it is appropriate to relate a fund’s payments pursuant to the advisory contract to the adviser’s expenditures for distribution and to view such expenditures as having been made from the adviser’s profits, if any, from the advisory contract. To the extent that such profits

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are “legitimate” or “not excessive”, the adviser’s distribution expenses are not an indirect use of fund assets. . . . Profits which are legitimate or not excessive are simply those which are derived from an advisory contract which does not result in a breach of fiduciary duty under section 36 of the Act.1

The payments disclosed represent PIMCO’s expenditures for a variety of services, which may include distribution, that have been made from PIMCO’s legitimate profits earned from various sources, which may include its various advisory and administration agreements with its clients, including the Funds. Accordingly, the Registrant believes its disclosure regarding PIMCO payments to various Intermediaries is consistent with the 1940 Act, rules thereunder and relevant SEC and Staff guidance.

Comment 24:  The Buying and Selling Shares—Share Prices section discusses the dissemination of intra-day net asset values (“iNAVs”) for the Funds. Revise this section to disclose whether the iNAVs will include operating fees and other accruals. In addition, disclose whether a stale value might be used to calculate the iNAV, which the Staff believes may adversely affect the utility of an iNAV as an indicator of the current market value of a Fund’s shares.

Response:  The Registrant has revised the disclosure as follows:

The trading prices of a Fund’s shares in the secondary market generally differ from the Fund’s daily NAV per share and are affected by market forces such as supply and demand of Fund shares and the underlying securities and instruments held by the Fund, economic conditions and other factors. Information regarding the intra-day net asset value of a Fund is disseminated every 15 seconds throughout the trading day by the national securities exchange on which the Fund’s shares are primarily listed or by market data vendors or other information providers. The intra-day net asset value is based on the current market value of the securities and/or cash included in a Fund’s intra-day net asset value basket. The intra-day net asset value does not necessarily reflect the precise composition of the current portfolio of securities and instruments held by a Fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the intra-day net asset value should not be viewed as a “real-time” update of the NAV, which is computed only once a day. The intra-day net asset value is generally determined by using both current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio

[1]	Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Rel. No. 11414 (Oct. 28, 1980), 45 Fed. Reg. 73898, 73902-03 (Nov. 7, 1980).

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securities and instruments included in a Fund’s intra-day net asset value basket. The quotations and/or valuations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States. The Fund is not involved in, or responsible for, the calculation or dissemination of the intra-day net asset value and makes no representation or warranty as to its accuracy. An inaccuracy in the intra-day net asset value could result from various factors, including the difficulty of pricing portfolio instruments on an intra-day basis.

(new language emphasized)

Comment 25:  If the Funds will reserve the right to take temporary defensive positions, add disclosure to this effect consistent with Item 9(b)(1) of Form N-1A.

Response:  The Registrant confirms that the Funds will not reserve the right to take temporary defensive positions.

Comment 26:  The Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section states that PIMCO may consider an instrument to be economically tied to an emerging market country if, among other factors, the currency of settlement of the security is a currency of an emerging market country. Please delete this factor, or revise so that it cannot be the sole factor in determining whether an instrument may be economically tied to a particular country.

Response:  Comment accepted. In light of each Fund’s indexing strategy to invest in the component securities of the respective Underlying Index, the Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section has been revised to incorporate the criteria contained in the Underlying Index rule book for the definition of emerging market country as indicated in response to Comment 13 above.

Comment 27:  The Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section states that PIMCO may consider an instrument to be economically tied to an emerging market country if, among other factors, the issuer or guarantor is organized under the laws of an emerging market country. Explain how the guarantor being organized under the laws of a particular country economically ties the instrument to such country.

Response:  Comment accepted. As noted in the prior response, with respect to the Funds, the Registrant has revised the criteria in the Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section for determining whether an instrument is economically tied to an emerging market country.

Anu Dubey June 20, 2017 Page 17

Comment 28: The Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section states that PIMCO may consider an instrument to be economically tied to an emerging market country if, among other factors, the “country of risk” of the issuer is an emerging market country. In determining “country of risk,” the prospectus states that PIMCO may consider “sales or revenue attributable to the country.” Please delete this factor, or revise to include a minimum threshold percentage for sales or revenue attributable to the country, such as “at least 50% of sales or revenue attributable to the country.”

Response: Comment accepted. As noted in the response to Comment 13, with respect to the Funds, the Registrant has revised the criteria in the Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section for determining whether an instrument is economically tied to an emerging market country.

Comment 29:  The Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section states that PIMCO may consider an instrument to be economically tied to an emerging market country if, among other factors, the “country of risk” of the issuer is an emerging market country. In determining “country of risk,” the SAI states that PIMCO may consider the “reporting currency of the issuer.” Please delete this factor, or revise so that it cannot be the sole factor in determining “country of risk.”

Response:  Comment accepted. As noted in the response to Comment 13, with respect to the Funds, the Registrant has revised the criteria in the Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section for determining whether an instrument is economically tied to an emerging market country.

Comment 30:  The Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section states that “[e]merging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe.” Revise this disclosure to provide more specificity regarding which countries are emerging market countries (e.g., provide a list of specific emerging market countries or cross-reference to the Underlying Index definition of emerging market countries).

Response:  Comment accepted. As noted in the response to Comment 13, with respect to the Funds, the Registrant has revised the criteria in the Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities section to include the specific list of countries included in the Underlying Index definition of emerging market countries.

Anu Dubey June 20, 2017 Page 18

Statement of Additional Information

Comment 31:  The Investment Objectives and Policy—Derivative Instruments section states, in relevant part:

A call option on a security is also “covered” if a Fund does not hold the underlying security or have the right to acquire it, but the Fund segregates or “earmarks” assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees in an amount equal to the value of the underlying security (minus any collateral deposited with a broker-dealer or other financial institution), on a mark-to-market basis (a so-called “naked” call option).

[. . .]

For a call option on an index, the option is covered if a Fund maintains with its custodian liquid assets in an amount equal to the Fund’s net obligation under the option.

Please revise these disclosures to state that the amount segregated as “cover” will not be less than the exercise price of the call. See Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987) (“Dreyfus No-Action Letter”).

Response:  The Registrant’s response, set forth below, is similar to responses provided to similar comments on the Registrant’s Post-Effective Amendment No. 42,2 and is similar to responses provided to similar comments on Post-Effective Amendments filed by other PIMCO-advised registrants.

Writing a call option on a security involves the Fund collecting the contract price for the option in exchange for the obligation to deliver the security when the option purchaser exercises the option. However, the option purchaser theoretically will never exercise an option that is out-of-the money (e.g., where the price of the security is below the exercise price of the call option) because the option purchaser could purchase the security in the market for a price below the price the purchaser would have to pay the Fund to exercise the option. Where the security price is below the exercise price of the option, the Fund does not have any practical obligation under the option

[2]

See Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 42, at comment 44 (March 6, 2017).

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contract. The Registrant notes that a written out-of-the money call option does not involve leveraging or Fund indebtedness, and therefore should not raise senior security concerns that would require cover. As such, there is no practical reason for a Fund to segregate the exercise price of the option when the option is out-of-the money. Notwithstanding the foregoing, each Fund segregates or “earmarks” assets determined to be liquid by PIMCO in accordance with procedures established by the Registrant’s Board of Trustees in an amount equal to the value of the underlying security on which it has written the call option (minus any collateral deposited with a broker-dealer or other financial institution) even when the option is at-the-money or out-of-the money. The Registrant’s coverage practices with regard to written call options are consistent with the practice of segregating or “earmarking” a Fund’s daily mark-to-market net obligation under the option contract.

Comment 32:  The Investment Objectives and Policy—Derivative Instruments section states, in relevant part:

In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

Delete “(minus any amounts owed to Fund)” from this statement as the Fund should segregate/earmark liquid assets of the Fund with a value at least equal to the full notional value of the swap. In addition, delete “or enter into offsetting positions” from this statement as it is the Staff’s position that a Fund should not cover a credit default swap (either as buyer or seller) using offsetting positions.

Response:  The Registrant believes that the Funds’ asset coverage policies, including the policies stated with respect to credit default swap transactions, are reasonable and consistent with the principles underlying prior SEC and Staff guidance with respect to Section 18 of the 1940 Act. In connection with credit default swaps in which the Fund is selling protection, as noted by the Staff, the Fund will segregate or “earmark” liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for credit default swaps. With respect to asset segregation practices more generally, the SEC acknowledged in its December 2015 rule proposal with respect to the use of derivatives by open-end funds that industry asset segregation practices for certain types of derivatives have developed over time, often predicated on Staff no- action letters and other Staff guidance.3 However, the SEC has previously noted that, for certain derivative instruments, the SEC and Staff have not provided any guidance with respect to appropriate asset coverage practices.4

[3]	See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (the “Derivatives Rule Proposal”).
[4]

See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.”Id. In addition, the SEC specifically sought comment as to whether credit default swaps, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

Anu Dubey June 20, 2017 Page 20

In Investment Company Act Release No. 10666 (“Release 10666”) and subsequent Staff no-action letters, the SEC stated that, in order for a fund to avoid senior security concerns under Section 18, the fund must either (i) segregate assets or (ii) enter into offsetting transactions that, among other things, “assure the availability of adequate funds to meet the obligations arising from such activities”5 As a seller of protection in a credit default swap, depending on the terms of the contract, if the specified credit event occurs, a Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the reference instrument in the case of a physical delivery contract; or (ii) a net settlement amount based on the difference between the notional amount of the contract (less any accrued but unpaid amount owed to the Fund) and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The Registrant confirms that the Funds’ current policy as articulated in the SAI with respect to credit default swaps requires a Fund to (i) segregate the full notional amount of the payment obligations under a credit default swap that must be paid upon the occurrence of a credit event or (ii) enter into offsetting positions that assure the availability of adequate funds to meet the obligations arising from such activities. Accordingly, the Registrant believes its disclosure regarding asset segregation for credit default swaps is consistent with the 1940 Act and relevant SEC and Staff guidance.

[5]	Investment Company Act Release No. 10666 (Apr. 18, 1979).

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Comment 33:  The Investment Restrictions—Non-Fundamental Investment Restrictions section of the SAI lists the Funds’ names rule policies. Copy the investment policies listed under (D)(2)-(4) to the applicable summary section of the Funds’ prospectus. Also, confirm that PIMCO RAFI Dynamic Multi-Factor International Equity ETF will invest at least 80% of its assets in equity securities of non-U.S. issuers, consistent with the Fund’s Underlying Index.

Response:  As noted in response to Comment 12, each Fund discloses in its principal investment strategies section a policy to invest at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of its respective Underlying Index. The Funds have determined not to adopt any other policies pursuant to Rule 35d-1. Accordingly, the above-referenced disclosure in the Investment Restrictions—Non-Fundamental Investment Restrictions section of the SAI has been deleted.

Comment 34:  The Investment Restrictions—Non-Fundamental Investment Restrictions section of the SAI states, in relevant part:

With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund will count the full notional value of the derivative in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value.

Revise this disclosure to state that, for Funds that have adopted a names rule policy pursuant to Rule 35d-1, to the extent derivatives are counted towards the 80% policy, derivatives will be valued at market value, not notional value.

Response:  See response to comment 14 above. Because the Funds are index funds, each Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the Fund’s underlying index. None of the Funds’ underlying indexes consist of derivative instruments, although each Fund may invest some portion of the remaining 20% of its total assets in derivative instruments in seeking to achieve its investment objective. Accordingly, we hereby confirm that no Fund will invest in derivative instruments in seeking to comply with its 80% policy to invest in component securities of its underlying index.

Comment 35:  The Investment Restrictions—Non-Fundamental Investment Restrictions section states, in relevant part:

In addition to covering such commitments in the manner described above, with respect to forwards, futures contracts, options and swaps that are required to cash settle (i.e., where physical delivery of the underlying reference asset is not

Anu Dubey June 20, 2017 Page 22

permitted), a Fund is permitted to segregate or “earmark” liquid assets equal to a Fund’s daily mark-to-market net obligation under the instrument, if any, rather than the instrument’s full notional value (i.e., the market value of the reference asset underlying the forward or derivative).

Delete “options and swaps” from this statement as the Staff position reflected by this statement applies to forwards and futures only. See the Dreyfus No-Action Letter for authority with respect to the Staff position on options.

Response:  The Registrant’s response, set forth below, is similar to responses provided to similar comments to other PIMCO-advised registrants.6

The Registrant respectfully disagrees with the Staff’s comment and seemingly inconsistent position that Section 18 of the 1940 Act allows for segregation or “earmarking” of liquid assets equal to a fund’s daily marked-to-market net obligations for certain types of derivative instruments that require cash settlement and not others. Release 10666 and subsequent Staff no-action letters stand for the proposition that derivatives transactions that give rise to economic leverage will not be treated as “senior securities” under Section 18 provided a fund segregates or earmarks liquid assets in an amount sufficient to satisfy 100% of the fund’s obligations under the transaction. In the case of derivative instruments that are required to cash settle, whether they be futures, forwards, swaps, options or other instruments, a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market obligations. Segregation of the derivative’s full notional value in these circumstances represents a form of overcollateralization that unduly restricts the fund and its investment operations, and deviates from the spirit and intent of Release 10666 and its progeny. The Registrant believes that the practices in the disclosure referenced above are consistent with currently effective policies of other registered funds that use similar descriptions of coverage practices in their registration statements. The SEC’s and Staff’s position is that segregation of marked-to-market net obligations is permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts7, but

[6]

See Letter from Nathan Briggs to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Pre-Effective Amendment No. 1 to the PIMCO Flexible Credit Income Fund Registration Statement on Form N-2, at comment 15 (February 1, 2017).

[7]

See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

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apparently not others, including written credit default swaps, written total return swaps and written options. These positions appear to have been expressed entirely through comments provided by the Staff in recent inspections and registration statement filings, rather than from any affirmative statement in a statute, rule, SEC release or Staff no-action letter. The Registrant believes that subjecting it to recent, informal positions of the Staff through the registration statement review process places the Funds at a competitive disadvantage to other funds in the industry, and sees no sound basis for the Staff’s position, as there is no practical difference between a Fund’s potential obligation under a forward or future that is required to cash settle and other types of derivatives that are required to cash settle.

Comment 36:  The Investment Restrictions—Non-Fundamental Investment Restrictions section states, in relevant part:

Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to a Fund’s industry concentration restrictions.

Revise this disclosure to make clear that this exception applies to tax-exempt municipal bonds only. See IC Rel. No 9785 (May 31, 1977).

Response:  The Registrant notes that the Staff has previously given this comment to PIMCO Funds’ Amendment No. 329, as filed on July 29, 2013, and several other filings by PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO Funds’ Amendment No. 329.8

The SEC and the Staff have previously advised that governments and their political subdivisions are not members of any industry.9 Accordingly, the Registrant treats all Municipal Bonds, both

[8]	See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Amendment No. 329 (Aug. 8, 2014).
[9]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (The Staff “recognize[s] that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

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tax-exempt and taxable Municipal Bonds, as not subject to the Funds’ concentration policy because Municipal Bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with SEC and Staff guidance on this issue, the Registrant has retained the disclosure as is.

Comment 37:  The Staff believes that the Registrant’s position as currently worded conflicts with Section 8(b)(1)(E) of the Investment Company Act of 1940 by allowing the Funds to reserve freedom of action to concentrate in privately-issued mortgage-related securities and/or in certain asset-backed securities (“ABS”).

The SAI states “In the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” The Staff’s view is that investments in privately issued mortgage-related securities should be counted as investments in a single industry or group of industries for purposes of the Registrant’s concentration policy. With respect to ABS, the Staff similarly does not believe that it is reasonable to categorically exclude ABS as investments in any industry or group of industries given that ABS is an umbrella term that includes a wide range of assets representing multiple industries. In the Staff’s view, the Registrant must look through any ABS to determine the industry represented by the underlying receivables (e.g., auto loans, aircraft leases, etc.) for industry classification purposes with respect to the Registrant’s concentration policy.

Please remove all statements from the prospectus and SAI that suggest the Funds may invest without limit in privately-issued mortgage-related securities and/or “any ABS,” and similarly revise the SAI consistent with the Staff’s comments.

Response:  The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 10, as filed August 31, 2011, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO ETF Trust’s Post-Effective Amendment No. 13,10 as supplemented by subsequent letters from PIMCO to the Staff.

Notwithstanding the Registrant’s position, consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing series of the Registrant has adopted an internal operating policy limiting such fund’s investment in privately issued

[10]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO ETF Trust Post-Effective Amendment No. 13 (Aug. 24, 2010).

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residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. The Funds have adopted the same policies. These policies are operating policies of the Funds; they are not fundamental investment restrictions.

With respect to investment in privately issued asset-backed securities other than mortgage-backed securities (“Non-Mortgage-Backed Private ABS”), each Fund has adopted an internal operating policy limiting such Fund’s investment in Non-Mortgage-Backed Private ABS to no more than 25% of the Fund’s assets. Accordingly, the Registrant respectfully declines to look through Non-Mortgage-Backed Private ABS to classify them by their underlying receivable(s) for concentration policy purposes. The Registrant’s internal operating policy reflects its view that it is reasonable to classify all Non-Mortgage-Backed Private ABS as a group that is subject to a 25% of total assets limitation, which has the practical effect of treating such securities as being equivalent to a “particular industry” for purposes of the Registrant’s concentration policy to not concentrate “in a particular industry.”

For the avoidance of doubt, the three separate internal operating policies described above apply to all series of the Registrant, PIMCO Funds (excluding the Private Account Portfolio Series), PIMCO Variable Insurance Trust, PIMCO ETF Trust and PIMCO Equity Series VIT.

Comment 38:  Confirm that the Registrant will file post-effective amendments pursuant to Rule 485(b)(1)(iii) to delay the effectiveness of the Funds’ registration statement until the Registrant and PIMCO receive equity index ETF exemptive relief from the SEC.

Response: Confirmed.

Additional Comments Following Staff Review of the Funds’ Underlying Index Rule Book

Comment 39:  Once the Funds’ principal investment strategies disclosure has been revised pursuant to the above comments, submit the revised disclosure to the Staff via correspondence prior to the Funds’ Rule 485(b) post-effective amendment.

Response:  Comment accepted. The revised principal investment strategies was emailed to Ms. Dubey on June 18, 2017.

Comment 40:  The Staff has reviewed the Funds’ Underlying Indexes’ rule book, publicly available at https://www.researchaffiliates.com/documents/strategy/RAFI-Multi-Factor-Index-Series%20Rulebook.pdf. Section 1.5 of the rule book (“Decision-Making Bodies”) discusses the

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role of Solactive AG. In each Fund’s principal investment strategies, disclose the “Index Provider” (as such term is defined in the ETF exemptive relief that the Funds will rely upon). Also, this section of the rule book states “A Committee composed of staff from Solactive AG, is responsible for decisions regarding the composition of an Index as well as any amendments to the rules (in this document referred to as the “Committee” or the “Index Committee”).” Confirm that all decisions regarding the composition of an Index will be made in accordance with the rules set forth in the rule book.

Response:  Comment accepted. Each Fund’s principal investment strategies has been revised to disclose the index provider, as such term is defined in the ETF exemptive relief that the Funds will rely upon (i.e., the entity that compiles, creates, sponsors or maintains an Underlying Index). The index provider is RAFI Indices, LLC. In addition, the Registrant confirms that all decisions regarding the composition of an Index will be made in accordance with the rules set forth in the rule book.

In addition, the Registrant has revised the Underlying Indexes section of the statutory prospectus to provide the following disclosure with respect to Solactive AG:

Solactive AG is the Index calculator and benchmark administrator. The value of an Index is calculated on each day on which the U.S. market or U.K. market is open for trading (“Business Day”) based on the prices on the respective Exchanges on which the Component Securities are listed. For each update, the most recent prices of all Component Securities are used. Prices of Component Securities not listed in U.S. Dollars are converted using spot foreign exchange rates quoted by Reuters. The daily index closing value is calculated using WM/Reuters closing spot rates from 4:00 pm London time. Should there be no current price available on Reuters, the most recent price or the Trading Price (as defined below) on Reuters for the preceding Trading Day (as defined below) is used in the calculation. The Index is calculated continuously every Business Day from 9:00 am to 10:30 pm, CET, with updates every 15 seconds. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG the Index cannot be distributed. Any incorrect calculation is adjusted on a retrospective basis. At the time of the calculation and publication of the Index, the prices used for the calculation may already have changed.

A committee (the “Committee”) composed of staff from Solactive AG is responsible for decisions regarding the composition of an Index as well as any amendments to the rules. The future composition of any Index is determined by the Committee on the last business day of February, May, August and November according to the procedures outlined in the Index rulebook. The Committee shall

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also decide about the future composition of the Index in the event that any Extraordinary Events (as defined below) should occur and the implementation of any necessary adjustments. Members of the Committee can recommend changes to the guideline and submit them to the Committee for approval.

All specifications and information relevant for calculating the Index are made available on the http://www.solactive.de web page and sub-pages.

Comment 41:  Section 2.11.1 of the rule book (“Dynamic Allocation”) states “The computed z-scores are averaged and adjusted by a scaler. The scaler converts the average z-scores to active weights.” Provide the identity of the scaler, and clarify whether the scaler is a person or a factor. Please direct the Staff to the rules within the rule book that apply to the scaler.

Response:  The “scaler” is a numerical factor that is used to ensure that the dynamic over- or under-weighting of each factor will be between 15% and -15% relative to the other factors comprising the Index.

Comment 42:  Confirm that the index licensing agreement will be filed as an exhibit to the Funds’ registration statement. The Staff takes the position that an index licensing agreement is an “Other Material Contract” within the meaning of Item 28(h) of Form N-1A.

Response:  The Registrant disagrees that the index license agreement falls within the meaning of “Other Material Contract” set forth in Form N-1A, Item 28(h), particularly in light of the fact that the Funds are not a party to the agreement, nor do the Funds pay any licensing fees pursuant to the agreement. Accordingly, the Registrant has not included the index license agreement as an exhibit to the Registrant’s registration statement.

*	*	*

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Anu Dubey June 20, 2017 Page 28

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan G. Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP